
CI Funds

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX **FOR IMMEDIATE RELEASE**

Toronto (July 15, 2003) - CI Fund Management Inc. (TSX: CIX) today announced that it owns 8,131,850 common shares of Assante Corporation (TSX: LMS), representing, to the best of CI's knowledge, approximately 9.4% of the outstanding common shares.

These shares are held for investment purposes.

\- 30 -


03029169


SUPPL
SEC MAIL
PROCESSING
RECEIVED
AUG 08 2003
WASH. D.C.
181
SECTION


SEC MAIL
PROCESSING
RECEIVED
AUG 09 2003
WASH. D.C.
152
SECTION




SEC MAIL
RECEIVED
PROCESSING
AUG 0 9 2003
WASH. D.C.
152
SECTION

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX

FOR IMMEDIATE RELEASE

CI Reports Results for Fiscal 2003

TORONTO (July 15, 2003) – CI Fund Management Inc. today released audited financial results for the 12 months and three months ended May 31, 2003.

REVIEW OF THE 12-MONTH PERIOD ENDED MAY 31			
HIGHLIGHTS	2003 (millions – except for per share amounts)	2002 (millions – except for per share amounts)	% change
Total Fee-Earning Assets	$33,084	$25,713	29%
Mutual/Seg Fund Assets	$28,586	$20,422	40%
Total Revenues	$576.2	$449.2	28%
Income Before Amortization of Goodwill	$71.0	$36.8	93%
Earnings Per Share Before Amortization of Goodwill	$0.32	$0.21	52%
Net Income (Loss)	$71.0	$(61.4)	n/a
Earnings (Loss) Per share	$0.32	$(0.35)	n/a
Net Income (Loss) Before Stock-Based Compensation**	$101.8	$(61.4)	66%
Net Income (Loss) Before Stock-Based Compensation Per Share**	$0.45	$(0.35)	n/a
EBITDA*	$297.4	$265.5	12%
EBITDA* Per Share	$1.32	$1.51	-13%
EBITDA Before Stock-Based Compensation**	$339.1	$265.5	28%
EBITDA Before Stock-Based Compensation Per Share**	$1.51	$1.51	0%
Operating Profit Margin (%)*	1.08%	1.10%	-2%
Shares Outstanding	235.526	170.785	38%
Weighted Average Shares Outstanding	224.850	176.017	28%
CIX Share Price	$11.90	$12.00	-1%
S&P/TSX Composite Total Return Index	6,860	7,656	-10%
MSCI World Index (C$)	1,176	1,480	-21%
S&P 500 Index (C$)	1,321	1,632	-19%

*EBITDA (Earnings before interest, taxes, depreciation and amortization) and Operating Profit Margin (as defined in the COMMENTS ON RESULTS FOR THE 12 MONTHS ENDED MAY 31, 2003) are non-GAAP (generally accepted accounting principles) earnings measures, however, management believes that most of its shareholders, creditors, other stakeholders and investment analysts prefer to analyze CI's results based on these performance measures.

**In the fourth quarter of fiscal 2003, CI recorded an expense of $42.8 million in respect of amending its Employee Incentive Stock Option Plan to allow option holders to elect to receive cash. Details are under COMMENTS ON RESULTS FOR THE 12 MONTHS ENDED MAY 31, 2003.



News Release

COMMENTS ON RESULTS FOR THE 12 MONTHS ENDED MAY 31, 2003

The following are highlights of the results for the 12 months ended May 31, 2003. Please refer to management's discussion and analysis for the year ended May 31, 2003, for a detailed explanation of the fiscal 2003 results. The audited financial statements of CI Fund Management Inc. for the year ended and for the three-month period ended May 31, 2003, are attached to this press release or can be obtained along with notes to the financial statements and management's discussion and analysis on CI's website at www.cifunds.com under Corporate Information or by calling 1-800-268-9374 and asking for Mona Panchal.

Total fee-earning assets at May 31, 2003, were $33.1 billion, an increase of 29% from $25.7 billion at May 31, 2002. Mutual and segregated fund assets increased $8.2 billion to $28.6 billion, largely reflecting the acquisition of Spectrum Investment Management Limited and Clarica Diversico Ltd. in July 2002.

Total revenues were $576.2 million for the 12 months ended May 31, 2003, an increase from the $449.2 million reported in the same period in the prior fiscal year. The increase reflected higher asset levels.

Income before goodwill amortization was $71.0 million ($0.32 per share) for the 12 months ended May 31, 2003, compared with $36.8 million ($0.21 per share) for the 12 months ended May 31, 2002. Net income for fiscal 2003 was $71.0 million ($0.32 per share or $0.31 per diluted share) compared with a loss of $61.4 million ($0.35 per share and $0.35 per diluted share) in the prior fiscal year. EBITDA was $297.4 million or $1.32 per share for the period, compared with $265.5 million or $1.51 per share in the same period in fiscal 2002.

In the fourth quarter of fiscal 2003, CI amended its Employee Incentive Stock Option Plan to allow option holders to elect to receive cash from the company rather than selling optioned shares in the open market. The amendment applied to the existing 11.8 million options outstanding and any future grants. As a result CI recorded an expense in the fourth quarter of $42.8 million in respect of these options. Net income in fiscal 2003, adjusted to eliminate the effect of the option expense, was $101.8 million ($0.45 per share and $0.45 per diluted share).



News Release

EBITDA on a similar basis in fiscal 2003 was $339.1 million ($1.51 per share or $1.48 per diluted share).

CI's operating profit margin (net of the option expense described above) was 1.08% of mutual fund assets under management for the 12-month period ended May 31, 2003, compared with 1.10% of mutual fund assets under management for the prior fiscal year. Operating profit margin is defined as management fees less selling, general and administrative ("SG&A") expenses net of expenses recovered from mutual funds, investment adviser fees and trailer fees, calculated as a percentage of average mutual fund assets under management. The change in margin resulted from a number of factors: (1) Management fee revenues as a percentage of mutual fund assets under management stood at 1.87%, compared with 1.84% for fiscal 2002. The increase reflected changes in CI's asset mix. (2) Net SG&A expenses decreased from 0.08% for fiscal 2002 to 0.07% in fiscal 2003, (3) Investment adviser fees were 0.19% for the period, remaining the same from the prior fiscal year. (4) Trailer fees were 0.54% for the 12-month period, up from 0.47% in the prior fiscal year, reflecting a greater proportion of front-end-load assets that pay trailer fees.

During the 12 months ended May 31, 2003, CI financed $78.9 million in deferred sales commissions, compared with $97.2 million in fiscal 2002. At May 31, 2003, 52.1% of CI's mutual fund assets had been financed by internal cash resources. These assets had a current redemption value of $704 million or $2.99 per share. As at May 31, 2003, cash and marketable securities totalled $52.6 million and long-term debt outstanding was $144 million of which $24 million is classified as current. During the year, CI repurchased 10.1 million shares at an average cost of $10.30 per share for total consideration of $104.2 million.

In fiscal 2003, CI granted 1.9 million stock options to employees and directors of the company. An estimate of the value of the options issued over their five-year life based on the projection of the average option life and corresponding stock volatility along with current dividend and interest rate assumptions is approximately $4.3 million or 1.4% of fiscal 2003 EBITDA. This estimate of $4.3 million is not reflected in the financial statements. As CI accounts for its stock options as a liability reflecting their cash settlement feature, the actual expense will be determined by the price at exercise less the strike price which may be more or less than $4.3 million. If option holders elect a cash payment for their options, the payment will be deductible for tax purposes based on current applicable tax laws.



News Release

REVIEW OF THE THREE-MONTH PERIOD ENDED MAY 31			
HIGHLIGHTS	2003 (millions – except for per share amounts)	2002 (millions – except for per share amounts)	% change
Total Revenues	$143.7	114.9	25%
Income Before Amortization of Goodwill	$10.4	$9.8	6%
Earnings Per Share Before Amortization of Goodwill	$0.04	$0.06	-33%
Net Income (Loss)	$10.4	$(14.8)	n/a
Earnings (Loss) Per Share	$0.04	$(0.09)	n/a
Net Income (Loss) Before Stock-Based Compensation	$41.2	$(14.8)	n/a
Net Income (Loss) Before Stock-Based Compensation Per Share	$0.18	$(0.09)	n/a
EBITDA	$45.6	$65.7	-31%
EBITDA Per Share	$0.19	$0.38	-50%
EBITDA Before Stock-Based Compensation	$87.3	$65.7	33%
EBITDA Before Stock-Based Compensation Per Share	$0.37	$0.38	-3%
Operating Profit Margin (%)	1.12%	1.10%	2%



News Release

COMMENTS ON RESULTS FOR THE THREE MONTHS ENDED MAY 31, 2003

Average mutual and segregated fund assets were $27.7 billion for the quarter ended May 31, 2003, up 31.9% from $21.0 billion for the fourth quarter of the prior year and up from the $27.3 billion average for fiscal 2003. At May 31, 2003, mutual and segregated fund assets were $28.6 billion and total fee-earning assets were $33.1 billion. The increase from the prior year was attributable to the acquisition of $11.7 billion in assets from Spectrum and Diversico, partly offset by market declines and net redemptions during fiscal 2003. Market appreciation during the fourth quarter of fiscal 2003 accounted for the increase in assets at quarter-end compared with the average assets for the quarter.

Total revenues for the quarter ended May 31, 2003, were $143.7 million, compared with $114.9 million in the prior year. The increase was primarily a result of the increase in management fee revenue from $96.6 million to $129.5 million for the quarter ended May 31, 2003. The primary contributor to this increase was the increase in average assets as described above. As a percentage of assets under management, management fee revenue was 1.86%, up from 1.82% in the prior year.

SG&A expenses increased from $20.0 million in fiscal 2002 to $69.0 million in fiscal 2003. Of the increase, $42.8 million was in conjunction with the option-related expense as described under "Comments on results for the 12 months ended May 31, 2003". Net of this expense, the increase on a year-over-year basis was $6.2 million, which arose from the additional costs associated with acquiring the Spectrum/Diversico funds.

Of the total SG&A expenses, the portion represented by expenses recovered from mutual funds increased by 48.1% to $24.0 million in fiscal 2003 from $16.2 million in fiscal 2002. The increase in fund operating expenses reflects the ongoing costs related to the Spectrum/Diversico funds, which had less efficient cost structures than CI's funds.

Net SG&A expenses increased from $3.8 million in fiscal 2002 to $45.0 million in fiscal 2003. The increase is due to the option expense as described above.

Investment adviser fees increased from $9.9 million to $12.7 million for the quarter ended May 31, 2003, reflecting higher assets under management. However, as a percentage of assets under

management, these fees declined from 0.19% to 0.18%, reflecting efficiencies gained through the consolidation of investment advisory relationships throughout fiscal 2003.

Trailer fees increased from $24.9 million to $36.3 million in the quarter ended May 31, 2003, reflecting the increase in mutual fund assets under management and the higher proportion of front-end-load assets that pay higher trailer fees resulting from the acquisition of the Diversico funds. This was partly offset by the increased proportion of Class I funds and Class F funds that do not pay trailer fees. As a percentage of assets, trailer fee expenses rose from 0.47% to 0.52%.

Overall, CI's operating profit margin (net of the cost of expensing options as described above), defined as management fees less net SG&A, investment adviser fees and trailer fees, calculated as a percentage of average mutual fund assets under management, was 1.12% for the quarter ended May 31, 2003, compared with 1.10% for the quarter ended May 31, 2002. The change was a result of higher management fees, lower investment adviser and net selling, general and administrative expenses, offset partly by higher trailer fees.

Distribution fees to limited partnerships were $1.4 million for the quarter ended May 31, 2003, compared with $2.5 million in the prior year. The reduction reflects the lower level of the assets financed by limited partnerships. As a percentage of assets, this expense was 0.02%, compared with 0.05% in the prior year.

Amortization of deferred sales commissions was $26.3 million for the quarter, down 46.8% from $49.4 million in the prior year, reflecting the decreased level of unamortized deferred sales charges from the prior year's sales.

During the fourth quarter, CI adjusted the value of marketable securities upwards by $7.5 million, reversing a downward adjustment of $7.5 million in the third quarter of fiscal 2003. The adjustment reflected the increase in the value of the shares of Assante Corporation.

Income taxes for the quarter were $14.6 million, compared with $5.5 million in the prior year. The non-deductible stock-based compensation expense of $8.1 million recorded in the fourth quarter of fiscal 2003 had the effect of increasing the effective tax rate on the provision for income taxes to 58.6% from the statutory rate of 37.8%. In the prior fiscal year, income tax rate reductions affected the future income tax provision and reduced the 40.2% statutory tax rate to an effective rate of 35.8% for the quarter.



News Release

Income before amortization of goodwill was $10.4 million ($0.04 per share and $0.04 per diluted share) for the quarter ended May 31, 2003, compared with $9.8 million ($0.06 per share and $0.06 per diluted share) in the prior year.

Net income for the quarter was $10.4 million ($0.04 per share and $0.04 per diluted share), compared with a net loss of $14.8 million ($0.09 per share and $0.09 per diluted share) in the prior year.

Net income, adjusted for the option expense for reasons as disclosed under "Comments on results for the 12 months ended May 31, 2002," was $41.2 million ($0.18 per share or $0.17 per diluted share).

During the quarter ended May 31, 2003, earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $45.6 million ($0.19 per share and $0.19 per diluted share), compared with $65.7 million ($0.38 per share or $0.37 per diluted share) in the prior year. EBITDA, adjusted for the option expense as described above, was $87.3 million ($0.37 per share and $0.37 per diluted share).

Sales commissions paid for the quarter totalled $24.2 million, compared with $25.8 million in the prior year.

Net redemptions for the quarter ended May 31, 2003, were $320.4 million, compared with $56.3 million in net sales in the prior year. The decline in sales reflected an overall decline in sales of equity mutual funds in the industry due to continued unsettled market conditions.

Outlook

In other developments, equity markets have improved considerably in recent months, which has resulted in an increase in assets under management. At July 14, 2003, CI's mutual and segregated fund assets were up 6.5% to $29.5 billion from $27.7 billion in average assets for the three months ended May 31, 2003. CI's revenues are directly related to the level of assets under management. Though CI has experienced net redemptions of mutual funds over the past 12 months, management believes that continued gains by equity markets will lead to improved sales of equity mutual funds, including CI's funds. Over most of fiscal 2003, CI has led the industry in having the most funds with Morningstar Canada's top five-star rating. CI believes this positions its products well among fund distributors should investors increase their level of



News Release

investing in mutual funds. Notwithstanding the benefit of new sales, an appreciation in the market value of CI's funds has a greater impact on the company's level of assets and its profitability. Therefore, CI is dependent on favourable equity markets.

Operationally, CI has positioned the company to take advantage of favourable market conditions by consolidating investment managers, streamlining CI's fund lineup and focusing on managing operations efficiently to lower corporate and fund operating expenses.

In other matters, the Board of Directors declared a quarterly dividend of $0.10 per share payable on September 15, 2003, to shareholders of record on September 1, 2003. The increased dividend reflects continuing strength in CI's profitability and cash flow.

In addition, on July 15, 2003, CI changed its accounting estimate for the period of amortization of deferred sales commissions from 36 months to 84 months commencing on June 1, 2003. The revised estimate period has been determined by management to be consistent with the period over which CI currently benefits from the sales commissions paid. The revision will also improve the comparability of CI's financial results with other companies. The change does not impact the underlying economics of CI's business. For the year ended May 31, 2004, the estimated effect of this change will be to reduce the level of amortization of deferred sales commissions by $46 million from $90 million to $44 million.

During fiscal 2003, stock options for the period from June 1, 2002 to April 8, 2003 were share-settled options. For the first three quarters of fiscal 2003 and the period up to April 8, 2003, the diluted earnings per share were calculated using the treasury stock method. For the period from April 9 to May 31, 2003, there is no dilution because the potential expense from stock options is recorded as a liability. This will be the case for all future periods. The calculation of diluted earnings per share for the fourth quarter is based on a pro-rated "diluted" weighted average number of shares using the treasury method for the first 39 days and basic shares outstanding for the remaining 53 days.

For further information, contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and
Chief Financial Officer
Telephone: (416) 364-1145



News Release

CI Fund Management Inc.

CONSOLIDATED BALANCE SHEETS

As at May 31

	2003 $	2002 $
ASSETS		
Current		
Cash	**1,772,656**	3,108,213
Marketable securities	**50,788,797**	42,437,124
Accounts receivable and prepaid expenses	**41,142,612**	16,959,402
Income taxes recoverable	**6,090,261**	—
Future income taxes	**9,932,515**	—
Total current assets	***109,726,841***	62,504,739
Capital assets	**4,689,606**	2,627,477
Deferred sales commissions, net of accumulated amortization of $233,003,259 [2002 - $323,507,788]	**145,876,201**	221,892,159
Fund management contracts	**432,581,803**	—
Goodwill	**329,679,621**	—
Other assets	**3,095,932**	3,717,211
	1,025,650,004	290,741,586
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**42,013,437**	32,486,690
Income taxes payable	—	36,520,643
Stock-based compensation	**31,223,138**	—
Current portion of long-term debt	**24,000,000**	13,750,000
Total current liabilities	**97,236,575**	82,757,333
Deferred lease inducements	**3,212,731**	1,656,425
Long-term debt	**120,000,000**	68,750,000
Future income taxes	**169,653,419**	77,643,569
Total liabilities	**390,102,725**	230,807,327
Minority interest	**2,822,340**	3,174,090
Shareholders' equity		
Share capital	**938,657,151**	293,449,762
Deficit	**(305,932,212)**	(236,689,593)
Total shareholders' equity	**632,724,939**	56,760,169
	1,025,650,004	290,741,586



News Release

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

Years ended May 31

	2003 $	2002 $
REVENUE		
Management fees	**509,651,425**	382,991,534
Administration fees and other income	**21,159,447**	23,185,505
Redemption fees	**50,251,351**	41,118,274
Performance fees	**111,522**	1,115,281
Gain (loss) on sale of marketable securities	**(4,970,961)**	805,607
	576,202,784	449,216,201
EXPENSES		
Selling, general and administrative	**152,765,682**	80,043,551
Less: expenses recovered from funds	**92,243,688**	63,535,689
Net selling, general and administrative	**60,521,994**	16,507,862
Investment adviser fees	**50,573,884**	39,790,637
Trailer fees	**147,421,957**	97,772,685
Distribution fees to limited partnerships	**6,771,744**	10,558,014
Amortization of deferred sales commissions	**169,939,590**	201,554,618
Interest	**5,494,715**	3,334,278
Other	**11,411,569**	15,716,797
	452,135,453	385,234,891
Minority interest	**4,085,529**	5,198,447
Income before income taxes and amortization of goodwill	**119,981,802**	58,782,863
Provision for income taxes		
Current	**94,628,158**	43,766,624
Future	**(45,638,097)**	(21,809,622)
	48,990,061	21,957,002
Income before amortization of goodwill	**70,991,741**	36,825,861
Amortization of goodwill	**—**	98,270,449
Net income (loss) for the year	**70,991,741**	(61,444,588)
Deficit, beginning of year	**(236,689,593)**	(45,699,810)
Cost of shares repurchased in excess of stated value	**(75,495,446)**	(118,914,427)
Dividends declared	**(64,738,914)**	(10,630,768)
Deficit, end of year	**(305,932,212)**	(236,689,593)
Earnings per share before amortization of goodwill	**0.32**	0.21
Diluted earnings per share before amortization of goodwill	**0.31**	0.20
Earnings (loss) per share	**0.32**	(0.35)
Diluted earnings (loss) per share	**0.31**	(0.35)



News Release

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended May 31

	2003 $	2002 $
OPERATING ACTIVITIES		
Net income (loss) for the year	**70,991,741**	(61,444,588)
Add (deduct) items not involving cash		
Loss (gain) on sale of marketable securities	**4,970,961**	(805,607)
Amortization of capital assets and deferred lease inducements	**2,006,988**	100,126,519
Amortization of deferred sales commissions	**169,939,590**	201,554,618
Stock-based compensation	**39,283,439**	—
Minority interest	**4,085,529**	5,198,447
Future income taxes	**(45,638,097)**	(21,809,622)
Operating cash flow	**245,640,151**	222,819,767
Net change in non-cash working capital balances related to operations	**(67,801,775)**	39,517,370
Cash provided by operating activities	**177,838,376**	262,337,137
INVESTING ACTIVITIES		
Additions to capital assets	**(253,672)**	(666,684)
Purchase of marketable securities	**(57,676,984)**	(65,910,415)
Proceeds on sale of marketable securities	**44,773,930**	30,139,775
Sales commissions	**(78,923,632)**	(97,243,814)
Dispositions of other assets	**823,254**	1,146,423
Cash acquired on acquisition of Spectrum Investment Management Limited and Clarica Diversico Ltd., net of transaction costs	**9,743,775**	—
Cash used in investing activities	**(81,513,329)**	(132,534,715)
FINANCING ACTIVITIES		
Long-term debt	**61,500,000**	21,500,000
Repurchase of share capital	**(104,176,733)**	(139,289,860)
Issuance of share capital	**14,192,322**	7,291,563
Distributions to minority interest	**(4,437,279)**	(5,605,705)
Dividends paid to shareholders	**(64,738,914)**	(10,630,768)
Cash used in financing activities	**(97,660,604)**	(126,734,770)
Net increase (decrease) in cash during the year	**(1,335,557)**	3,067,652
Cash, beginning of year	**3,108,213**	40,561
Cash, end of year	**1,772,656**	3,108,213
Operating cash flow per share	**1.09**	1.27
Diluted operating cash flow per share	**1.08**	1.22



News Release

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

Three months ended May 31

	2003 $	2002 $
REVENUE		
Management fees	**129,503,631**	96,562,141
Administration fees and other income	**3,760,506**	6,726,030
Redemption fees	**11,673,809**	11,146,525
Performance fees	**6,772**	1,049
Gain (loss) on sale of marketable securities	**(1,248,598)**	474,160
	143,696,120	114,909,905
EXPENSES		
Selling, general and administrative	**68,956,392**	19,997,015
Less: expenses recovered from funds	**23,999,038**	16,218,028
Net selling, general and administrative	**44,957,354**	3,778,987
Investment adviser fees	**12,667,451**	9,874,034
Trailer fees	**36,279,830**	24,947,752
Distribution fees to limited partnerships	**1,419,230**	2,451,083
Amortization of deferred sales commissions	**26,273,041**	49,403,340
Adjustment of NRV of marketable securities	**(7,500,000)**	—
Interest	**1,445,296**	755,178
Other	**2,508,754**	7,327,654
	118,050,956	98,538,028
Minority interest	**658,791**	1,153,334
Income before income taxes and amortization of goodwill	**24,986,373**	15,218,543
Provision for income taxes		
Current	**23,476,436**	15,301,313
Future	**(8,842,450)**	(9,848,583)
	14,633,986	5,452,730
Income before amortization of goodwill	**10,352,387**	9,765,813
Amortization of goodwill	—	24,567,616
Net income (loss) for the period	**10,352,387**	(14,801,803)
Deficit, beginning of period	**(300,989,957)**	(185,248,502)
Cost of shares repurchased in excess of stated value	**3,473,824**	(31,381,499)
Dividends declared	**(18,768,466)**	(5,257,789)
Deficit, end of period	**(305,932,212)**	(236,689,593)
Earnings per share before amortization of goodwill	**0.04**	0.06
Diluted earnings per share before amortization of goodwill	**0.04**	0.06
Earnings (loss) per share	**0.04**	(0.09)
Diluted earnings (loss) per share	**0.04**	(0.09)


Funds®

News Release

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended May 31

	2003 $	2002 $
OPERATING ACTIVITIES		
Net income (loss) for the period	**10,352,387**	(14,801,803)
Add (deduct) items not involving cash		
Loss (gain) on sale of marketable securities	**1,248,598**	(474,160)
Amortization of capital assets and deferred lease inducements	**438,175**	24,931,119
Amortization of deferred sales commissions	**26,273,041**	49,403,340
Stock-based compensation	**39,283,439**	—
Minority interest	**658,791**	1,153,334
Future income taxes	**(8,842,450)**	(9,848,583)
Adjustment to NRV of marketable securities	**(7,500,000)**	—
Operating cash flow	**61,911,981**	50,363,247
Net change in non-cash working capital balances related to operations	**2,936,520**	18,220,450
Cash provided by operating activities	**64,848,501**	68,583,697
INVESTING ACTIVITIES		
Additions to capital assets	**(34,625)**	(54,219)
Purchase of marketable securities	**(3,983,026)**	(7,561,924)
Proceeds on sale of marketable securities	**4,370,106**	8,770,351
Sales commissions	**(24,201,174)**	(25,847,211)
Dispositions of other assets	**823,254**	—
Cash acquired on acquisition of Spectrum Investment Management Limited and Clarica Diversico Ltd., net of transaction costs	**—**	—
Cash used in investing activities	**(23,025,465)**	(24,693,003)
FINANCING ACTIVITIES		
Long-term debt	**(23,000,000)**	(3,500,000)
Repurchase of share capital	**(4,763,438)**	(36,540,246)
Issuance of share capital	**6,145,851**	2,940,024
Distributions to minority interest	**(808,200)**	(1,179,631)
Dividends paid to shareholders	**(18,768,466)**	(5,257,789)
Cash used in financing activities	**(41,194,253)**	(43,537,642)
Net increase (decrease) in cash during the period	**628,783**	353,052
Cash, beginning of period	**1,143,873**	2,755,161
Cash, end of period	**1,772,656**	3,108,213
Operating cash flow per share	**0.26**	0.29
Diluted operating cash flow per share	**0.26**	0.28